Mail Stop 3561

      August 5, 2005


Jay O. Wright
President and Chief Executive Officer
Mobilepro Corp.
6701 Democracy Blvd., Suite 300
Bethesda, MD  20817

	Re:	Mobilepro Corp.
		Preliminary Proxy Statement on Schedule 14A
      Filed July 8, 2005
		File No. 0-51010

Dear Mr. Wright:

      We have reviewed your filing and have the following comments.
We limited our review to the matters discussed in our comments below.
Where indicated, we think you should revise your document in response to those comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please clearly indicate on the cover page and on your proxy card that the proxy statement and proxy card are preliminary copies.
Refer to Rule 14a-6(e)(1).

Voting Rights; Required Vote, page 6
2. We note your disclosure that "[p]roxies are being solicited principally by mail, by telephone and by e-mail. In addition, directors, officers and regular employees of the Company may solicit proxies personally, by telephone, by fax or by special letter." Please be advised that all written soliciting materials, including e-mail correspondence and any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In your response letter, confirm, if true, that proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites. Alternatively, disclose the specific means by which you will solicit via the Internet.

Adjournment of Meeting, page 7
3. We do not view a postponement or adjournment for the purpose of soliciting additional proxies for the substantive proposals as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Rather, we consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the substantive proposals, please revise your proxy card and notice to stockholders accordingly.

Electronic Delivery of Mobilepro Stockholder Communications, page
8

4. Briefly describe the internet voting procedures and indicate the validity of proxies granted electronically under Delaware law.
See
July 1997 Telephone Interpretations #N.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which can be found on our website at www.sec.gov. Include a similar statement on the proxy card. In addition, please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Proposal No. 1, page 9

Board of Directors Meetings and Committees, page 10

5. Disclose the number of meetings held by each committee as required by Item 7(d)(1) of Schedule 14A.

6. Provide the information regarding your director nomination process pursuant to Item 7(d)(2)(ii)(E) - (L), as applicable. For example, either disclose the nominating committee`s policy regarding the consideration of director candidates recommended by security holders or state the basis for the board`s view that it is appropriate not to have such a policy.
Compensation of Directors, page 11

7. Describe your advisory board and its role regarding your governance. Also describe your compensation policy regarding your advisory board.

8. Disclose the past and present services provided by Mr.
Lozinsky.
In addition, for each option grant to your directors, please disclose the discount to your then-current share price.

Proposal No. 2, page 13

9. Describe any negative impact to Mobilepro shareholders of approving this proposal, such as the dilutive effects of issuing additional shares. In addition, disclose whether you have current plans to issue awards under this plan and if so, please disclose the number of awards that you plan to grant.

Proposal No. 3, page 17

Purpose and Effect of the Proposed Amendment, page 17

10. We note your disclosure regarding the corporate purposes for which you may utilize the additional shares. Both here and under Proposal No. 4, also disclose any current plans with regard to the proposed increase in the number of authorized common shares. In this regard, we note your disclosure under Proposal No. 5 regarding your equity line with Cornell Capital. Please disclose your equity line under this proposal as well since it appears you will be utilizing the additional authorized shares for the issuance of shares under the equity line. In addition, we note the Form 8-K you filed on July 14,
2005 regarding your acquisition of ATX Communications. If you will be issuing shares in connection with this transaction, disclose this acquisition and any other acquisitions where you will be issuing common shares.

Proposal No. 4, page 19

Reasons for the Proposed Reverse Split, page 20

11. We note the "primary reason" you disclose for implementing the reverse split; however, please disclose all material reasons for this proposal. In addition, briefly disclose why you would like to list your common stock on the Nasdaq National Market, the Nasdaq
SmallCap
Market or another exchange. In this regard, describe the differences between these listing options and how they could impact the trading of your common stock.



Cash Payment in Lieu of Fractional Shares, page 21

12. We note that, in the proposed reverse stock split, shareholders will receive cash in lieu of fractional shares. Please tell us in your response letter whether the contemplated reverse stock split implicates Rule 13e-3.

13. Disclose how the board will determine the "fair value" of the common stock at the effective time of the reverse split.

Proposal No. 5, page 23

Standby Equity Distribution Agreement Explained, page 23

14. We note your disclosure in the last paragraph of this section. Please clearly state that Cornell may ultimately sell the full amount issuable under the equity line which could cause significant downward pressure on the price of Mobilepro`s common stock. Also, briefly explain the meaning and significance of short selling.

15. We understand that you are seeking shareholder approval to issue shares in excess of 19.9% before you are subject to any market or exchange rules that require such approval. In your response letter, advise us of the validity of this "preliminary" approval under the applicable market or exchange rules. In other words, tell us whether obtaining shareholder approval at this early date is sufficient for purposes of the applicable market or exchange rules.

Proposal No. 6, page 25

Fees, page 25

16. Describe the nature of the products and services mentioned under
"All Other Fees" as required by Item 9(e)(4) of Schedule 14A.

Principal Stockholders, page 26

17. Revise to provide the beneficial ownership information as of the most recent practicable date. See Item 403(b) of Regulation S-B.
Also disclose the beneficial ownership information for all directors as required by Item 403(b) of Regulation S-B, including Messrs.
O`Neil, MacFarland and Sledge.

Executive Compensation, page 27

18. Rather than including terms of agreements with your officers in the footnotes, please revise to add a section to reasonably describe the material terms of each of your employment and consulting agreements. Please confirm in your response letter that these agreements have been filed as exhibits to your previously-filed periodic or current reports.

19. We note that Mr. Wright and Mr. Gordon were "eligible to receive a bonus equal to 1% of the revenues for the most recent 12 month period of each acquisition made by the Company during his employment period." Please clarify how this provision operates. For example, were these officers entitled to this amount when an acquisition closed? Also, were these officers entitled to 1% of Mobilepro`s annual revenues for each acquisition? Disclose the number of acquisitions in 2004 and the amounts attributable to this provision for each executive officer. In addition, please describe the "certain deliverables and profitability" provisions in Mr. Wright`s new employment agreement.

Report of the Audit Committee, page 30

20. Revise to include the names of each member of the audit committee below the disclosure pursuant to Item 306(b) of Regulation S-B.

Related Party Transactions, page 31

21. We note your disclosure regarding future loans between you and your "officers, directors, principal stockholders or affiliates...."
As you know, Section 402 of the Sarbanes-Oxley Act provides that a public company violates the federal securities laws if, directly or indirectly, it makes or arranges for a personal loan to a director or an executive officer. Please revise your disclosure accordingly and tell us in your response letter whether you have made loans available to any executive officers or directors.

Compliance Under Section 16(a) . . ., page 31

22. We note your disclosure regarding the warrants granted by Mr.
Wright to Messrs. Amend, Gordon, MacFarland, O`Neil and Sledge.
Describe the respective amounts of these grants and the terms of the warrants in an appropriate location in your document.


*    *    *    *

      Please respond to these comments by filing a revised preliminary proxy statement. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP". Please also note the location of any material changes made in the
materials
for reasons other than in response to specific staff comments.
Also,
note the requirements of Rule 14a-6(h) of Regulation 14A and Rule
310
of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Albert Pappas, Senior Staff Attorney, at
(202)
551-3378, or me at (202) 551-3810 with any questions.

							Sincerely,


							Michele Anderson
							Legal Branch Chief

cc:	Ernest Stern, Esq.
	Schiff Hardin LLP
	Fax:  (202) 778-6460
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Mr. Jay O. Wright
Mobilepro Corp.
August 5, 2005
Page 6